

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 4, 2023

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

> **Re: ILS Fixed Horizon LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 6, 2023**
> **File No. 024-12055**

Dear Tom Berry:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Offering Statement on Form 1-A

Cover Page

1.   We note that you are offering "Debt Units" and/or "Limited Recourse Obligations" to investors. Please briefly describe and clarify the securities being offered to investors. Also include a cross-reference to the more detailed disclosure provided in Item 14 of Form 1-A. Describe on the cover page all six classes of Units and address the material terms of these securities on the cover page, such as the interest rates and maturity dates along with other material terms for each class. Clearly indicate, if true, that all debt payments are subject to the discretion of the Manager. Specifically address whether the interest payments, the principal repayments or both are subject the discretion of the Manager.

2.   We note your disclosure that the Offering may be extended by the Company in its sole

discretion and your references to three and five year rate lock periods. Please revise to indicate the duration of the offering along with the duration of any extension period. Refer to Securities Act Rule 251(d)(3)(i)(F) for guidance.

3. We note your disclosure that the "Offering commenced on February 3, 2023." Please see Rule 251(d)(3)(i)(F) which requires a continuous offering to be commenced within two days of the offering statement being qualified. Please clarify your statement or advise us as appropriate.

4. We note your references to "accredited" and "non-accredited" investors. Please reference the location in the Offering Circular where investors can locate the definition of these terms.

5. Please revise your cover page to include the full mailing address of your principal executive offices along with your phone number and your website address. Also indicate the approximate date of commencement of proposed sale to the public.

6. Revise your cover page to include risk factor disclosure to address (1) that all debt payments are subject to the discretion of the Manger, (2) that the Manager can make changes to the Unit classes without Debt Unit Holder notice or consent, and (3) there numerous conflicts of interest between the company, company management, company affiliates and the debt unit holders whereby company affiliates will be compensated to provide various services including investment of assets, conducting due diligence on borrowers, and selling loans.

State Law Exemption and Investor Suitability Requirements, page 5

7. We note your reference to "qualified purchaser" in this section. Please clarify that you are referring to the Securities Act of 1933 Rule 256 definition of "qualified purchaser".

Classes of Units Offered: Class A, Class B, and Class C Non-Voting Debt Units, page 12

8. We note your statement that the "Units will have the right to Interest Payments." Please revise to address how and how often the interest payments will be paid with each class of debt securities. Also address whether the Debit Units will have any scheduled principal repayments. Clarify what happens to the principal at the end of the Capital Commitment Period. Finally, also clarify whether the debt being issued is a secured or unsecured obligation. Address all material terms of the Debt Units. We may have further comments.

9. We note your statement that "No Debt Payment to holders of Units are assured…." and "All Debt Payments are further subject to the discretion of the Manager." We also note your statements that "the Manager will return the Capital Contribution to Investors … with sixty (60) days of receiving the written request." Revise to clarify whether the return of the Capital Contribution (principal repayment) at the differing time periods for the different Classes of Debt Units is assured and whether the return of the Capital Contribution and/or interest payments are subject to the discretion of the Manager.

10. We note there are three "Rate Lock Periods" with a one year commitment, a three year commitment and a five year commitment period. Address whether a debt holder will receive the noted interest rate if they request a return of their Capital Contribution prior to the end of the noted commitment period(s). Also address if there are any additional expenses or charges if the commitment period is not reached prior to requesting a return of the Capital Contribution.

Offering Circular Summary, page 12

11. We note your disclosure that the Company primarily intends to purchase Notes from an Affiliate, which will originate the Notes. Please provide expanded disclosure to identify the Affiliate, explain how it will be determined which Notes will be allocated to you rather than other affiliates and describe the terms under which you will purchase the Notes, including any fees you will pay for these Notes.

12. We note your statement that "Substantially all of the Company's assets will be indirectly held by … the Company." Please revise to clarify how the company's assets will be indirectly held by the company.

13. Please revise to indicate the amount of offering expenses that have been paid for by the Sponsor and which you indicate will be repaid to the Sponsor.

The Offering, page 16

14. We note your statement under the caption "Liquidation Rights" that the Debt Units do not have liquidation rights. Please revise the disclosure, in the section "Classes of Units…." on page 12 and in the section "DEBT UNIT HOLDERS' RIGHTS UNDER THE COMPANY" on page 44, to address the liquidation preferences of the Debt Units. Specifically address the Debt Units liquidation preferences as compared to members and other debt holders/creditors. Also, revise your statement "None" as appropriate.

15. We note your statement under the caption "Closing" that "[t]he Company may … suspend the Offering on a temporary basis from time to time as it deems necessary." Please see Rule 251(d)(3)(i)(F) of Regulation A and tell us why you believe your offering should not be viewed as a delayed offering.

Risk Factors, page 18

16. Please revise the titles to your noted risk factors to indicate the risk being addressed in the title of the risk factor.

Risks Related to The Company's Business Plan, page 18

17. Please put the risk factor "Debt Payments on the Units are Not Guaranteed" as your first risk factor in this section.

There will be competing demands on the officers of the Manager....., page 19

18.   Please revise to indicate the other companies that the officers manage.

Risks of having no control in management, page 20

19.   Please revise this risk factor to reflect the risks of holding the Debt Units. It appears to currently address the risks to members of the LLC.

Risk Related to Conflicts of Interest, page 24

20.   Please revise to identify the affiliated companies in these risk factors.

Use of Proceeds, page 27

21.   We do not understand how you derived the Net Proceeds to the Company from the Gross Offering Proceeds given the amounts reflected for Organization and Offering Expenses and Advisor Operating Expenses. Include in the table the allocation of the proceeds to the company's stated use of proceeds for (i) pay fees and expenses to the organization of the company and sales of the Units, (ii) providing private loans to borrowers for real estate related activities and (iii) establishing working capital reserves.

22.   We note that your Debt Unit offering is a "best efforts" offering. Please revise this section to additionally address the use of proceeds if only 10%, 25%, and 50% of the offering is sold.

Description of Business, page 28

23.   Identify and briefly describe the other Investor Loan Source (ILS) related entities.

Company Structure Graphic, page 29

24.   Please revise the Company Structure Graphic to place ILS Fixed Horizon MGMT Corp. and ILS Legacy Holding LLC above ILS Fixed Horizon LLC along with the Debt Unit Investors below ILS Fixed Horizon LLC.

Company Affiliates' Current Ownership Interests in Loan Providers, page 30

25.   We note your statements, on pages 30 and 36, that "the prior performance of the Sponsor, Sponsor Affiliates, and their respective affiliated entities may not predict the future performance of the Company and its affiliated entities or the return on an investment in the Units." We also note your statement, on page 40, that "ILS Fixed Horizon LLC (the "Sponsor") a Texas limited liability corporation." Given that the Company, ILS Fixed Horizon LLC, is defined as the Sponsor in the offering circular, your statements about prior performance appear to be nonsensical. It appears to us that your Sponsor may be ILS Fixed Horizon MGMT Corp. Please revise as appropriate or advise us.

Plan of Operations, page 35

26.   We note your disclosure in this section of certain rates of return of affiliate programs. Please provide the disclosure referenced in Industry Guide 5. In particular, please provide an expanded prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

COMPENSATION OF MANAGEMENT AND DIRECTORS, page 39

27.   We note your statement that "Each member of Management receives compensation for his or her services, including services performed for the Company, from Company Affiliates." The compensation of the officers or directors provided in response to Item 11 of Form 1-A must reflect all the compensation awarded to, earned by, or paid to those officers or directors by any person for all services rendered in all capacities to the company, whether directly or indirectly. Please revise to provide the compensation awarded to, earned by, or paid to Donald Sutton and Tom Berry for all services rendered in all capacities to the company.

Principal Debt Unit Holders and Other Company Members, page 40

28.   Revise the title of this section to reflect that the section addresses the beneficial ownership of the Company. Also update the table to the most recent practicable date.

29.   We do not understand why the beneficial ownership table presents the non-voting debt securities. Remove the Debt Units from the table.

30.   Add both Donald Sutton, President and Tom Berry, Chief Executive Officer to the table. Also include the listing of all executive officers as a group in the table. See Item 12(a)(1) of Form 1-A. Also clearly indicate the ultimate beneficial owners of ILS Legacy Holdings LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 41

31.   Please disclose the estimated aggregate dollar amount of front-end fees to be paid during the first fiscal year, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5. Also, file the agreements regarding these fees as exhibits.

32.   We note the manager's sole and absolute discretion regarding various fees and expenses until it determines that it is proven the Company can perform financially. Please clarify how the manager will determine if the company is performing financially and how it will determine applicable fees and expenses.

<u>DEBT UNIT HOLDERS RIGHTS UNDER THE COMPANY, page 44</u>

33.   Please provide an expanded description of the debt units which clearly describes their terms including the term of each series of notes and the Capital Commitment Period ("Rate Lock Period") provisions. Also, please file your remaining exhibits including the governing documents which set forth the terms of the debt units. We may have further comments.

34.   We note your statement that "[t]he Units being offered … are Units representing non-voting interests in the Company." We also note that "'Debt Unit Holder' means a person … has no ownership interests in the Company." Please revise the first sentence that implies that the Units have an equity interest in the company.

35.   Please revise to address the operation of ILS Fixed Horizon LLC in a separate section from the description of the Debt Units.

<u>Class A, B, and C Non-Voting $1,000 Par Value Units, page 44</u>

36.   Please revise to clearly address all the material terms of the Debt Units in this section including their liquidity preferences. Also clearly state that the Debt Units provide no ownership interests in the company. Indicate that all debt payments are subject to the discretion of the Manager. Address that the manager can make changes to the Unit classes without Debt Unit Holder notice or consent. Finally, we do not understand why the debt units are described as members of the LLC given that they do not have voting rights, no governance rights and have no ownership interests in the company. Please revise as appropriate or advise us.

<u>Allocation of Profits and Losses, page 47</u>

37.   We note your statement that "[t]he Company Operating Agreement provides for the allocation of income and gain to both the Common Members and Debt Unit Holders…." Please revise to clarify what income and gain goes to the Debt Unit Holders. We also note your prior statement that "a Debt Unit Holder … has no ownership interest in the Company." We may have further comment.

<u>Mandatory Binding Arbitration, page 48</u>

38.   We note your discussion of the mandatory arbitration provisions in the Operating Agreement and Subscription Agreement.   Please describe clearly the arbitration provisions in the offering statement and clarify in your response which sections of the agreements you are referencing.

<u>Federal Income Tax Consequences of An Investment in the Company, page 49</u>

39.   Please delete the term "certain" from the first sentence in the first and third paragraphs in this section.

Legal Matters , page 51

40.   Please provide a revised opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued and whether they will be binding obligations of the issuer. The provided opinion appears to reference common stock shares and not the debt units.

Additional Information , page 52

41.   We note your reference to a website www.ils.cash which you state the company maintains; however, this website appears to be maintained by Loan Source LLC. Please clarify.

Index to Exhibits, page 54

42.   Please file all applicable exhibits. For example, we note that your articles of organization and instruments defining the rights of the Debt Unit holders along with many other exhibits have not been included as exhibits.

Signatures, page 54

43.   Please revise your signatures to include the signatures of the persons acting in the capacities of principal financial officer and principal accounting officer. Refer to Instruction 1 to the Signature section of Form 1-A.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Larry Pino